SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

webMethods, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share,
Having an Exercise Price Per Share of $40.00 or More
(Title of Class of Securities)

94768C108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Phillip Merrick
Chairman and Chief Executive Officer
webMethods, Inc.
3930 Pender Drive
Fairfax, Virginia 22030
(703) 460-2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Andrew M. Tucker
Shaw Pittman
1650 Tysons Boulevard-14th Floor
McLean, Virginia 22102
(703) 770-7900

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$113,284,007	$22,657**

*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,471,906 shares of common stock of webMethods, Inc. having an aggregate value of $113,284,007 as of April 12, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**     Previously paid.

[_]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not applicable. Not applicable.	Filing party: Date filed:	Not applicable. Not applicable.

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

INTRODUCTORY STATEMENT

      This Amendment No. 3, which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 12, 2001, as amended by Amendment No. 1 thereto filed on May 3, 2001 and Amendment No. 2 thereto filed on May 11, 2001 (as amended, the “Schedule TO”), reports the final results of the Company’s offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share (“Common Stock”), held by our employees for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of one share of Common Stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated April 12, 2001, as supplemented (the “Offer to Exchange”), and the related Letter of Transmittal (the “Letter of Transmittal”).

Item 4. Terms of the Transaction.

      Item 4 of the Schedule TO is hereby amended and supplemented as follows:

      The offer made pursuant to the Schedule TO expired at 5 p.m. Eastern Daylight Time on Friday May 11, 2001. The Company accepted for cancellation options to purchase an aggregate of 7,489,763 shares of the Company’s Common Stock representing 79.2% of the options eligible to participate. Subject to the terms and conditions of the Offer to Exchange and the related Letters of Transmittal, the Company will issue new options to purchase an aggregate of 7,489,763 shares of the Company’s Common Stock to an aggregate of 788 option holders.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

webMethods, Inc.

/s/ Phillip Merrick Phillip Merrick Chairman and Chief Executive Officer

Date: May 14, 2001